Mark P. Shuman

United States Securities and Exchange Commission

April 15, 2014

EFACTOR GROUP CORP.

605 Market Street, Suite 600San Francisco, California 94105

April 15, 2014

VIA EDGAR

Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:    EFactor Group Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 28, 2014

File No. 333-192574

Dear Mr. Shuman:

EFactor Group Corp. (“EFactor”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 11, 2014, regarding our Registration Statement on Form S-1 (as amended, the “Form S-1”) originally filed on November 27, 2013. A marked version of Amendment No. 4 to the Form S-1 (“Amendment No. 4”) is enclosed herewith reflecting all changes to the Form S-1 filed on March 28, 2014.  All references to page numbers in our responses refer to the marked version of Amendment No. 4. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.

Throughout your prospectus, you describe offering shares of your common stock on a “best efforts” basis through your placement agent Monarch Bay Securities, LLC. Paragraph 2(a) of your Placement Agent Agreement filed as Exhibit 1.1 provides that your placement agent will use “commercially reasonable best efforts” to solicit offers to purchase shares. Please explain whether “commercially reasonable best efforts” is the same standard as “best efforts.” Otherwise, please revise to explain the differences between these standards and reconcile the discrepancy throughout your prospectus.

We advise the Staff that we believe “commercially reasonable best efforts” is the same standard as “best efforts,” with the words “commercially reasonable” added to ensure that any determination of whether the Placement Agent used its “best efforts” would be determined comparing the Placement Agent’s actions to commercially reasonable standards.  However, in response to the Staff’s comment, we have revised Amendment No. 4 to describe the offering as a “commercially reasonable best efforts” offering.

2.

The shares underlying the warrants that Monarch will receive warrants as compensation for distributing your shares must be listed in fee table and registered, as the warrants are exercisable within as little as six months. Please refer to paragraph (g) of Rule 457 in computing the filing fee. In the response letter, please explain the steps you plan to

Mark P. Shuman

United States Securities and Exchange Commission

April 15, 2014

follow to provide a current prospectus for use when any shares underlying the warrants are distributed to the public. In your letter please also explain the reference to Rule 144 in paragraph 6 of the warrant agreement, which appears unavailable to the holder of the warrants or its transferees.

Amendment No. 4 has been revised in response to the Staff’s comment.  The Company plans to file an amendment to its Registration Statement (Registration No. 333-192574) prior to the exercisability of the Placement Agent’s warrants to register the resale of the shares issuable upon exercise of such warrants.  The reference to Rule 144 in paragraph 6 of the Placement Agent’s warrant has been deleted.

Prospectus Cover Page

3.

Please advise us whether your escrow agreement with Monarch Bay Securities may result in the return of offering proceeds to subscribers. If the escrow agreement’s purpose is to ensure your placement agent receive its fees and not otherwise protective of investors, the references to your escrow agreement from your cover page does not appear to have any significance to potential investors. You should limit the references to the agreement to the plan of distribution section and clarify the purpose of the agreement.

The closing of the offering is subject to customary closing conditions and, as such, there is no assurance that the offering will close. Therefore, the escrow agreement between the Company, Monarch Bay Securities and a third party escrow agent provides for the return of the offering proceeds to the subscribers in such a case. We have deleted all references to the escrow agreement and escrow arrangements from Amendment No. 4.

Plan of Distribution, page 70

4.

Please revise this section to describe the arrangement with the placement agent in concrete terms rather than stating your expectations. We presume that the terms of the arrangement with the placement agent and the compensation it will receive are known and not subject to material changes.

We have revised Amendment No. 4 in response to the Staff’s comment.

5.

Paragraph 4.1 of your subscription agreement filed as Exhibit 10.11 requires subscribers to represent that are “knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares ….” Please clarify whether the investors in your offering are restricted to sophisticated investors or provide a revised subscription agreement. To the extent that conditions of this nature must be satisfied by investors they should be described in the forepart of the filings, such as the cover page or the summary. Disclose the consequences to investors of making such representations, or provide your analysis supporting a conclusion that such disclosure is not necessary.

We have revised the subscription agreement to delete the representation referenced in the Staff’s comment.

Mark P. Shuman

United States Securities and Exchange Commission

April 15, 2014

6.

Please revise the description of your placement agent warrants to clarify that may be exercised on a cashless basis.

We have revised Amendment No. 4 to clarify that the placement agent warrants may be exercised on a cashless basis.

7.

Please expand the last paragraph on page 71 to state the minimum number of shares that will be subject to the four-month lock-up agreement. Please replace the phase “certain exceptions” with a concise and meaningful explanation of the scope of the exceptions to the lock-up agreements with your officers and directors.

We have revised the Plan of Distribution section in Amendment No. 4 to (a) state the minimum number of shares that will be subject to the lock-up agreements and (b) describe the scope of the exceptions to the lock-up agreements with the Company’s officers and directors.

Exhibits

8.

Please file your form of lock-up agreement as an exhibit. Also, please file a revised legal opinion that addresses the legality of the common stock underlying the placement agent warrants.

A form of lock-up agreement and a revised legal opinion have been filed as exhibits to  Amendment No. 4.

***

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Richard I. Anslow, Esq. or Lawrence A. Rosenbloom, Esq. at (212) 370-1300.

Very truly yours,

EFACTOR GROUP CORP.

By: /s/ Marion Freijsen

Name: Marion Freijsen

Title: Chief Operating Officer

cc:

Ellenoff Grossman & Schole LLP

Troutman Sanders LLP